FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 27, 2017

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

  Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Reports First Quarter 2017 Financial Results in an investor conference” dated April 27, 2017.

2.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. First Quarter 2017 Results” dated April 27, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 27, 2017	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Reports NT$9.48 Billion Net Profit Attributable to Owners of the Company for First Quarter 2017 – Best First Quarter Results in 9 Years

Issued by: AU Optronics Corp.
Issued on: April 27, 2017

Hsinchu, Taiwan, April 27, 2017–

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its consolidated financial results for the first quarter of 2017(1).

AUO’s consolidated revenues for the first quarter of 2017 were NT$88.56 billion, down by 3.6% from the previous quarter. Net profit for the first quarter of 2017 was NT$9.44 billion. Net profit attributable to owners of the Company was NT$9.48 billion, with a basic EPS(2) of NT$0.98.

In the first quarter of 2017, large-sized panel(3) shipments totaled 27.23 million units, down by 3.8% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter were around 36.43 million units, up by 1.9% quarter-over-quarter.

Highlights of consolidated results for the first quarter of 2017:

•	Revenues of NT$88.56 billion

•	Operating profit of NT$12.02 billion

•	Net profit attributable to owners of the Company at NT$9.48 billion

•	Basic EPS(2) of NT$0.98

•	Gross margin was 19.7%

•	Operating margin was 13.6%

•	EBITDA(4) margin was 24.9%

•	Operating margin of Display Segment was 14.8%

•	EBITDA(4) margin of Display Segment was 26.3%

Looking back on the first quarter, although it was a traditionally slower season, demand from customers remained healthy, while the panel prices also mildly increased. As a result,

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News Release

the Company performed well financially. Affected by annual maintenance and fewer working days, AUO’s revenues for the first quarter came down slightly by 3.6% quarter-over-quarter to NT$88.56 billion. However, AUO’s operating profit improved by 4.0% quarter-over-quarter to NT$12.02 billion. Net profit attributable to owners of the Company reached NT$9.48 billion, up by 5.7% from the previous quarter, which marked the best first quarter results since 2009.

Looking into the second quarter, as the Company enters into the traditionally higher seasons with seasonal inventory build-up, ordering momentum from customers is expected to improve, while the Company’s overall loading rates are also expected to maintain at high levels. The Company will continue to level up its operating efficiency and will keep promoting for technology and product innovations, strengthening the bond and cooperation with strategic customers, with a view to solidify AUO’s long-term competitive advantages and strategic position for high-end LCD products.

(1) All financial information was prepared by the Company in accordance with Taiwan IFRS.

(2) Basic EPS in the first quarter were calculated based on the weighted average outstanding shares of the reporting quarter (9,624 million shares).

(3) Large size refers to panels that are 10 inches and above.

(4) EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.2 inches to 85 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008 and provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index from 2010 to 2016. AUO’s consolidated net revenues in 2016 were NT$329.09 billion. For more information, please visit AUO.com.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release include “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future

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News Release

revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on March 30, 2017. In addition, our SEC reports, including our Annual Report on Form 20-F contains other information on these and other factors that could affect our financial results and cause actual results to differ materially from any forward-looking information we may provide. We undertake no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

For more information, please contact:

Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Fax: +886-3-5772730	Fax: +886-3-5772730
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

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Item 2

AU Optronics Corp.

First Quarter 2017 Results Investor Conference

 友達光電

2017年第一季法人說明會 Apr. 27, 2017

Safe Harbor Notice

• The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

• Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

• Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million

	1Q17		4Q16		QoQ %	1Q16	
Net Sales	**88,557**	**100.0%**	**91,846**	**100.0%**	**(3.6%)**	**71,135**	**100.0%**
Cost of Goods Sold	(71,124)	(80.3%)	(74,616)	(81.2%)	(4.7%)	(70,746)	(99.5%)
Gross Profit	**17,433**	**19.7%**	**17,229**	**18.8%**	**1.2%**	**390**	**0.5%**
Operating Expenses	(5,415)	(6.1%)	(5,669)	(6.2%)	(4.5%)	(5,486)	(7.7%)
Operating Profit(Loss)	**12,017**	**13.6%**	**11,560**	**12.6%**	**4.0%**	**(5,097)**	**(7.2%)**
Net Non-operating Expenses	(68)	(0.1%)	(269)	(0.3%)	(74.8%)	(188)	(0.3%)
Profit(Loss) before Tax	**11,950**	**13.5%**	**11,291**	**12.3%**	**5.8%**	**(5,285)**	**(7.4%)**
Net Profit(Loss)	**9,435**	**10.7%**	**8,375**	**9.1%**	**12.7%**	**(5,580)**	**(7.8%)**
Net Profit(Loss) Attributable to Owners of Company	**9,479**	**10.7%**	**8,971**	**9.8%**	**5.7%**	**(5,477)**	**(7.7%)**
Basic EPS (NT$)[a]	**0.98**		**0.93**		**5.4%**	**(0.57)**	
Operating Profit + D&A	**22,028**	**24.9%**	**21,839**	**23.8%**	**0.9%**	**4,814**	**6.8%**
Display Segment Information:							
Net Sales	83,448	100.0%	86,673	100.0%	(3.7%)	63,583	100.0%
Operating Profit(Loss)	12,387	14.8%	12,235	14.1%	1.2%	(5,245)	(8.2%)
Operating Profit + D&A	21,974	26.3%	22,070	25.5%	(0.4%)	4,201	6.6%
Unit Shipments (mn)[b]							
Large Size Panels	**27.2**		**28.3**		**(3.8%)**	**24.4**	
Small & Medium Size Panels	**36.4**		**35.7**		**1.9%**	**37.8**	

a) Basic EPS in 1Q17 was calculated based on the weighted average outstanding shares of the reporting quarter (9,624m shares); Basic EPS in both 4Q16 and 1Q16 were calculated based on the weighted average outstanding shares of 2016 (9,624m shares).

b) Large size refers to panels that are 10 inches and above

© 2017 AU Optronics Corporation – Proprietary and Confidential

3

Consolidated Balance Sheet Highlights

Amount : NT$ Million

  1Q17   4Q16     QoQ %     1Q16

Cash & ST Investment(a ) 85,484 80,191   6.6%   73,656

Inventory 25,645 27,679   (7.3%)   31,177

Short Term Debt(b ) 18,892 18,601   1.6%   37,892

Long Term Debt 104,547 106,188   (1.5%)   70,422

Equity 205,650 199,635   3.0%   197,358

Total Assets 425,305 429,769   (1.0%)   407,488

Inventory Turnover (Days)(c) 34 33 41

Net Debt to Equity(d ) 18.5% 22.3% 17.6%

a) Excluding time deposit with maturity longer than 3 months (NT$0m in 1Q17 , NT$0m in 4Q16 , and NT$0m in 1Q16 )

b) Short term debt refers to all interest bearing debt maturing within one year

c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and ST Investment) / Equity

Consolidated Cash Flow Highlights

Amount : NT$ Million

  1Q17   4Q16     QoQ

From Operating Activities 17,285 17,910   (625)

Profit before Tax 11,950 11,291   658

Depreciation & Amortization 10,010 10,278   (268)

Net Change in Working Capital (4,109) (1,957)   (2,152)

From Investing Activities (9,540) (8,178)   (1,362)

Capital Expenditure (9,953) (8,337)   (1,615)

From Financing Activities (75) (1,384)   1,309

Net Change in Debt (53) (3,107)   3,055

Net Change in Cash (a ) 5,292 6,138   (845)

In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries

Display Revenue Breakdown by Application

– Mobile PC : including Notebook and Tablet displays

– Mobile Device : including displays for mobile phones and other related products

– Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, and etc.

Display Revenue Breakdown by Size

Consolidated Shipments & ASP by Area

Shipments in square meter

– ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter

Consolidated Small & Medium Panel

Shipments by Area & Revenues

Shipments in square meter

– Small & Medium size refers to panels that are under 10 inches

www.auo.com

ir@auo.com

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the Three Months Ended March 31, 2017 and 2016 and December 31, 2016

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison					Sequential Comparison
		1Q17		1Q16			1Q17		4Q16
	USD	NTD	%	NTD	YoY%	USD	NTD	%	NTD	QoQ%
Net Sales	2,915	88,557	100.0	71,135	24.5	2,915	88,557	100.0	91,846	(3.6)
Cost of Goods Sold	2,341	71,124	80.3	70,746	0.5	2,341	71,124	80.3	74,616	(4.7)
Gross Profit	574	17,433	19.7	390	4,375.4	574	17,433	19.7	17,229	1.2

Operating Expenses	178	5,415	6.1	5,486	(1.3)	178	5,415	6.1	5,669	(4.5)
Operating Profit(Loss)	396	12,017	13.6	(5,097)	－	396	12,017	13.6	11,560	4.0

Net Non-operating Income(Expenses)	(2)	(68)	(0.1)	(188)	(64.0)	(2)	(68)	(0.1)	(269)	(74.8)
Profit(Loss) before Income Tax	393	11,950	13.5	(5,285)	－	393	11,950	13.5	11,291	5.8

Income Tax Expense	(83)	(2,515)	(2.8)	(295)	751.4	(83)	(2,515)	(2.8)	(2,916)	(13.8)
Net Profit(Loss)	311	9,435	10.7	(5,580)	－	311	9,435	10.7	8,375	12.7

Other Comprehensive Income(Loss)	(114)	(3,454)	(3.9)	(1,554)	122.3	(114)	(3,454)	(3.9)	(1,066)	224.1
Total Comprehensive Income(Loss)	197	5,981	6.8	(7,134)	－	197	5,981	6.8	7,310	(18.2)

Net Profit(Loss) Attributable to:
Owners of Company	312	9,479	10.7	(5,477)	－	312	9,479	10.7	8,971	5.7
Non-Controlling Interests	(1)	(45)	(0.1)	(103)	(56.8)	(1)	(45)	(0.1)	(596)	(92.5)
Net Profit(Loss)	311	9,435	10.7	(5,580)	－	311	9,435	10.7	8,375	12.7

Total Comprehensive Income(Loss) Attributable to:
Owners of Company	228	6,916	7.8	(6,600)	－	228	6,916	7.8	8,141	(15.0)
Non-Controlling Interests	(31)	(936)	(1.1)	(535)	74.9	(31)	(936)	(1.1)	(831)	12.6
Total Comprehensive Income(Loss)	197	5,981	6.8	(7,134)	－	197	5,981	6.8	7,310	(18.2)
Basic Earnings Per Share	0.03	0.98		(0.57)		0.03	0.98		0.93
Basic Earnings Per ADS(2)	0.32	9.85		(5.69)		0.32	9.85		9.32
Weighted-Average Shares Outstanding ('M)		9,624		9,624			9,624		9,624

Note:	(1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.38 per USD as of March 31, 2017
(2)	1 ADS equals 10 common shares

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Balance Sheets

March 31, 2017 and 2016

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD)

	March 31, 2017			March 31, 2016		YoY
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash and Cash Equivalents	2,814	85,484	20.1	73,656	18.1	11,828	16.1
Notes & Accounts Receivables	1,558	47,335	11.1	31,304	7.7	16,031	51.2
Other Current Financial Assets	26	795	0.2	1,830	0.4	(1,035)	(56.6)
Inventories	844	25,645	6.0	31,177	7.7	(5,531)	(17.7)
Other Current Assets	214	6,510	1.5	5,333	1.3	1,177	22.1
Total Current Assets	5,457	165,769	39.0	143,299	35.2	22,470	15.7

Long-term Investments	285	8,671	2.0	14,472	3.6	(5,801)	(40.1)
Net Fixed Assets	7,115	216,149	50.8	208,157	51.1	7,992	3.8
Other Non-Current Assets	1,143	34,717	8.2	41,560	10.2	(6,844)	(16.5)
Total Non-Current Assets	8,543	259,536	61.0	264,189	64.8	(4,653)	(1.8)

Total Assets	14,000	425,305	100.0	407,488	100.0	17,817	4.4

LIABILITIES
Short-term Borrowings	55	1,660	0.4	1,767	0.4	(107)	(6.0)
Accounts Payable	1,776	53,943	12.7	54,988	13.5	(1,045)	(1.9)
Current Installments of Long-term Borrowings	567	17,232	4.1	36,126	8.9	(18,894)	(52.3)
Current Financial Liabilities	1	19	0.0	645	0.2	(626)	(97.0)
Accrued Expense & Other Current Liabilities	858	26,071	6.1	28,023	6.9	(1,952)	(7.0)
Machinery and Equipment Payable	338	10,260	2.4	8,642	2.1	1,618	18.7
Total Current Liabilities	3,594	109,186	25.7	130,191	31.9	(21,005)	(16.1)

Long-term Borrowings	3,441	104,547	24.6	70,422	17.3	34,125	48.5
Non-Current Financial Liabilities	0	0	0.0	10	0.0	(10)	(100.0)
Other Non-Current Liabilities	195	5,922	1.4	9,507	2.3	(3,585)	(37.7)
Total Non-Current Liabilities	3,636	110,469	26.0	79,940	19.6	30,530	38.2

Total Liabilities	7,230	219,655	51.6	210,131	51.6	9,524	4.5

EQUITY
Common Stock	3,168	96,242	22.6	96,242	23.6	0	0.0
Capital Surplus	1,975	60,015	14.1	60,336	14.8	(321)	(0.5)
Retained Earnings	1,110	33,721	7.9	14,930	3.7	18,791	125.9
Other Equity	(59)	(1,784)	(0.4)	3,963	1.0	(5,747)	－
Non-Controlling Interests	575	17,455	4.1	21,886	5.4	(4,430)	(20.2)
Total Equity	6,769	205,650	48.4	197,358	48.4	8,293	4.2

Total Liabilities & Equity	14,000	425,305	100.0	407,488	100.0	17,817	4.4

Note:	(1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.38 per USD as of March 31, 2017

(2) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Cash Flow Statements

For the Period Ended March 31, 2017 and 2016

(Expressed in Millions of New Taiwan Dollars (NTD ) and US Dollars (USD))

	1Q 2017		1Q 2016

	USD	NTD	NTD
Cash Flow from Operating Activities:

Profit(Loss) before Income Taxes	393	11,950	(5,285)
Depreciation & Amortization	330	10,010	9,911
Share of Profit of Equity-Accounted Investees	(1)	(17)	(113)
Changes in Working Capital	(135)	(4,109)	2,845
Changes in Others	(18)	(549)	(128)
Net Cash Provided(Used) by Operating Activities	569	17,285	7,230

Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(328)	(9,953)	(10,385)
Proceeds from Disposal of Property, Plant and Equipment	14	411	9
Acquisition of Equity-Accounted Investees and Financial Assets Carried at Cost	(0)	(9)	(67)
Decrease(Increase) in Other Financial Assets	1	21	(1)
Decrease(Increase) in Intangible Assets	(1)	(32)	(190)
Decrease(Increase) in Other Assets	1	22	(4)
Net Cash Provided(Used) in Investing Activities	(314)	(9,540)	(10,638)

Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	37	1,135	173
Increase(Decrease) in Long-term Borrowings and Bonds Payable	(39)	(1,187)	(947)
Increase(Decrease) in Guarantee Deposits	(1)	(33)	(8)
Changes in Non-Controlling Interests and Others	0	11	(610)
Net Cash Provided(Used) by Financing Activities	(2)	(75)	(1,392)

Effect of Exchange Rate Changes on Cash	(78)	(2,378)	(425)
Net Increase(Decrease) in Cash and Cash Equivalents	174	5,292	(5,225)
Cash and Cash Equivalents at Beginning of Period	2,640	80,191	78,881
Cash and Cash Equivalents at End of Period	2,814	85,484	73,656

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.38 per USD as of March 31, 2017